FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                         For the month of October, 2005

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                        Form 20-F  X      Form 40-F
                                 -----             -----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

                             Yes           No  X
                                -----        -----

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

                                      N/A

                       Huaneng Power International, Inc.
                     West Wing, Building C, Tianyin Mansion
                           No. 2C Fuxingmennan Street
                                Xicheng District
                              Beijing, 100031 PRC

This Form 6-K consists of:

The press release on the announced results for the first three quarters of 2005 of Huaneng Power International, Inc. (the "Registrant") and its appendix, made by the Registrant in English on October 18, 2005.

                                   SIGNATURE





         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.



                          HUANENG POWER INTERNATIONAL, INC.



                          By  /s/ Huang Long
                              --------------




                          Name:    Huang Long

                          Title:   Director



Date:    October 18, 2005

                               [GRAPHIC OMITTED]

To: Business Editor
[For Immediate Release]

                       HUANENG POWER INTERNATIONAL, INC.
             Announces Results for the First Three Quarters of 2005


(Beijing, China, October 18, 2005) Huaneng Power International, Inc. (the "Company") [NYSE: HNP; HKEx: 902; SSE: 600011] today announced its unaudited results for the nine months ended September 30, 2005.

Under the PRC Accounting Standards, for the first three quarters of 2005, the Company realised operating revenues of RMB29.126 billion, representing an increase of 35.97% over the same period last year. Net profit amounted to RMB3.050 billion, representing a decrease of 20.97% over the same period last year. The Company's total power generation on a consolidated basis for the first three quarters of 2005 amounted to 110.956 billion kWh, an increase of 37.3% over the same period last year.

Compared to the same period last year, newly acquired power plants and newly operated generating units brought an expansion of the overall operating scale of the Company as well as a significant increase in the Company's power generation during the first three quarters of 2005. The tariff hike under the coal-electricity price linkage mechanism during the year coupled with lower tariff rates for newly added generating units has resulted in commensurate growth of the Company's revenues and power generation. As the price of coal remained at a high level, the unit fuel cost amounted to RMB158.63/MWh, representing an increase of 15.61% over the same period last year. The increase in revenues could not fully offset the impact of fuel costs upon profits, and as a result, the Company's net profit decreased compared to the same period last year. Compared to the second quarter, the coal price was relatively lower in the third quarter, thus resulting in an increase of the Company's gross profit.

Huaneng Power International, Inc. develops, constructs, operates and manages power plants in China nationwide, with a total generation capacity of 21,653MW on an equity basis. The Company wholly owns sixteen operating power plants, and has controlling interests in ten operating power companies and minority interests in four operating power companies. Today, it is one of the largest independent power producers in China.

Encl: The unaudited summary financial information of the Company for the nine months ended September 30, 2005. The summary financial information is published under the listing regulations of the China Securities Regulatory Commission. The summary financial information was prepared in accordance with "Accounting System for Business Enterprises" and "Accounting Standards for Business Enterprises" of the People's Republic of China ("PRC GAAP"), which differs from the International Financial Reporting Standards ("IFRS") and the accounting principles generally accepted in the United States of America ("US GAAP"). No reconciliation with IFRS or US GAAP has been made in the presentation of the summary financial information.

                                    ~ End ~

For further information, please contact:

Ms. Meng Jing / Ms. Zhao Lin              Ms. Christy Lai / Ms. Edith Lui
Huaneng Power International, Inc.         Rikes Communications Limited
Tel: (8610) 6649 1856 / 1866              Tel: (852) 2520 2201
Fax: (8610) 6649 1860                     Fax: (852) 2520 2241
Email:  ir@hpi.com.cn

HUANENG POWER INTERNATIONAL, INC.
UNAUDITED BALANCE SHEETS (PRC GAAP)
AS AT 30TH SEPTEMBER, 2005                                                                           Amounts: In Rmb Yuan

                                       30th  September,       31st  December,      30th  September,     31st  December,
                                                   2005                  2004                  2005                2004
ASSETS                                     Consolidated          Consolidated           The Company           The Company
                                    --------------------  --------------------  -------------------- ---------------------
CURRENT ASSETS
     Cash                                 3,928,387,538         2,510,859,390         1,750,692,003        1,381,509,573
     Including: Cash and cash
         equivalents                      3,726,906,201         2,295,530,972         1,584,876,015        1,211,178,016
     Short-term investments                      13,200                13,200                13,200               13,200
     Notes receivable                       575,717,688         1,242,671,845            70,363,546          682,937,156
     Interest receivable                      2,467,634             1,734,452             2,467,634            1,734,452
     Accounts receivable                  4,905,453,047         3,730,431,156         3,196,510,117        2,407,133,652
     Other receivables                      371,711,252           292,845,939           167,987,051          126,090,716
     Advance to suppliers                   427,613,526           441,370,775           192,240,300          233,095,644
     Inventories                          2,365,460,997         1,431,403,605         1,383,688,705          822,343,887
     Deferred expenses                       29,870,480             2,319,162            23,042,846            2,155,328
     Current portion of
      long-term debt investments                  4,000                 5,000                 4,000                5,000
      Other current assets                       40,130                     -                40,130                    -
                                    --------------------  --------------------  -------------------- ---------------------
      Total current assets               12,606,739,492         9,653,654,524         6,787,049,532        5,657,018,608
                                    --------------------  --------------------  -------------------- ---------------------
LONG-TERM INVESTMENTS
     Long-term equity investments         6,332,327,252         5,886,238,518        13,583,898,137       10,382,796,256
     Long-term debt investments               5,275,870                53,700             6,124,673               53,700
                                    --------------------  --------------------  -------------------- ---------------------
     Total long-term investments          6,337,603,122         5,886,292,218        13,590,022,810       10,382,849,956
                                    --------------------  --------------------  -------------------- ---------------------
     Including: Consolidated
             difference in value          1,867,406,946         1,331,850,487                     -                    -
FIXED ASSETS
       Fixed assets, cost                95,894,966,930        80,565,305,102        56,986,542,449       56,178,137,905
          Less: Accumulated
              depreciation              (41,128,526,298)      (33,246,132,232)      (25,632,392,935)     (22,322,890,662)
                                    --------------------  --------------------  -------------------- ---------------------
       Fixed assets, net book value      54,766,440,632        47,319,172,870        31,354,149,514       33,855,247,243
       Construction materials             5,522,124,864         3,876,065,407         2,455,073,399        1,367,377,823
       Construction-in-progress          11,764,809,848         5,128,225,240         4,168,244,838        1,928,434,464
                                    --------------------  --------------------  -------------------- ---------------------
       Total fixed assets                72,053,375,344        56,323,463,517        37,977,467,751       37,151,059,530
                                    --------------------  --------------------  -------------------- ---------------------
INTANGIBLE AND OTHER ASSETS
       Intangible assets                   (238,402,655)         (551,009,877)         (430,472,562)        (665,167,689)
       Long-term deferred expenses           33,881,563            12,577,696             6,200,324            6,227,106
       Other long-term asset                123,378,484                     -                     -                    -
                                    --------------------  --------------------  -------------------- ---------------------
      Total intangible and other
           assets                           (81,142,608)         (538,432,181)         (424,272,238)        (658,940,583)
                                    --------------------  --------------------  -------------------- ---------------------
TOTAL ASSETS                             90,916,575,350        71,324,978,078        57,930,267,855       52,531,987,511
                                    ====================  ====================  ==================== =====================

HUANENG POWER INTERNATIONAL, INC.
UNAUDITED BALANCE SHEETS (PRC GAAP) (CONTINUED)
AS AT 30TH SEPTEMBER, 2005                                                                 Amounts: In Rmb Yuan

LIABILITIES AND                         30th  September,     31st  December,    30th  September,   31st  December,
   SHAREHOLDERS'                                    2005   2004 Consolidated                2005              2004
   EQUITY                                   Consolidated                             The Company         The Company
                                    --------------------  --------------------  -------------------- ----------------
CURRENT LIABILITIES
   Short-term loans                       7,157,300,000        8,099,000,000       2,900,000,000      4,330,000,000
   Short-term bonds                       4,911,268,847                    -       4,911,268,847                  -
   Notes payable                             31,500,000           29,000,000                   -                  -
   Accounts payable                       1,485,846,330          738,762,443         922,937,799        523,267,513
   Salary payable                            49,001,176           39,736,104           1,326,309         19,024,218
   Welfare payable                          160,352,710          219,555,237          78,753,578        156,331,795
   Interest payable                         106,987,707          121,270,836          98,347,896         88,192,171
   Dividends payable                         43,833,846           21,668,696                   -          8,250,000
   Taxes payable                            949,374,771          999,792,185         396,946,702        547,544,918
   Other levies payable                      45,108,827           37,477,764          18,628,775         18,123,901
   Other payables                         3,060,109,755        3,706,812,746       1,325,042,369      2,303,996,599
   Accrued expenses                         175,355,247           43,572,392          87,723,788         43,502,856
   Current portion of
      long-term loans                     2,431,075,915        1,543,237,546         908,804,625        825,142,210
   Provisions                                 4,416,483                    -                   -                  -
                                    --------------------  --------------------  -------------------- ----------------
   Total current liabilities             20,611,531,614       15,599,885,949      11,649,780,688      8,863,376,181
                                    --------------------  --------------------  -------------------- ----------------
LONG-TERM LIABILITIES
     Long-term loans                     28,335,808,718       15,955,289,378        9,060,429,986      6,485,208,795
     Other non-current liabilities           14,500,000           13,000,000                    -                  -
                                    --------------------  --------------------  -------------------- ----------------
      Total long-term liabilities        28,350,308,718       15,968,289,378        9,060,429,986      6,485,208,795
                                    --------------------  --------------------  -------------------- ----------------

TOTAL LIABILITIES                        48,961,840,332       31,568,175,327       20,710,210,674     15,348,584,976
                                    --------------------  --------------------  -------------------- ----------------

MINORITY INTERESTS                        4,734,677,837        2,573,400,216                    -                  -
                                    --------------------  --------------------  -------------------- ----------------

SHAREHOLDERS' EQUITY
      Share capital                      12,055,383,440       12,055,383,440       12,055,383,440     12,055,383,440
      Capital surplus                     8,616,086,160        8,615,982,210        8,616,086,160      8,615,982,210
      Surplus reserves                    4,112,214,826        4,112,214,828        4,112,214,826      4,112,214,828
      Including: Statutory
          public welfare fund             1,863,280,308        1,863,280,308        1,863,280,308      1,863,280,308
      Undistributed profits              12,436,372,755       12,399,822,057       12,436,372,755     12,399,822,057
                                    --------------------  --------------------  -------------------- ----------------
      Total shareholders' equity         37,220,057,181       37,183,402,535       37,220,057,181     37,183,402,535
                                    --------------------  --------------------  -------------------- ----------------

TOTAL LIABILITIES AND
    SHAREHOLDERS' EQUITY                 90,916,575,350       71,324,978,078       57,930,267,855     52,531,987,511
                                    ====================  ====================  ==================== ================

       Legal                             Person in charge of accounting          Person in charge of accounting
  representative:                                  function:                              department:
    Li Xiaopeng                                    Huang Jian                               Zhou Hui

HUANENG POWER INTERNATIONAL, INC.
UNAUDITED PROFIT AND LOSS ACCOUNTS (PRC GAAP)
FOR THE THIRD QUARTER ENDED 30TH SEPTEMBER, 2005
                                                                                                          Amounts: In Rmb Yuan

                                          For the third            For the third           For the third            For the third
                                          quarter ended            quarter ended           quarter ended            quarter ended
              Item                     30th  September,         30th  September,        30th  September,         30th  September,
                                                   2005                     2005                    2004                     2004
                                           Consolidated              The Company            Consolidated              The Company
                                  ----------------------    ---------------------    --------------------    ---------------------
1. Revenues from principal
        operations                     10,264,947,517            6,967,583,382            8,379,835,197            6,748,422,263
  Less: Cost of principal
          operations                   (7,906,533,310)          (5,520,126,664)          (6,355,764,391)          (5,179,136,748)
        Tax and levies on
          principal
          operations                      (29,713,556)              (1,351,227)             (18,217,050)              (1,637,434)
                                  ----------------------    ---------------------    --------------------    ---------------------

2. Profit from principal
    operations                          2,328,700,651            1,446,105,491            2,005,853,756            1,567,648,081
  Add: Profit from other
         operations                        16,194,602               11,249,557               25,578,436               24,800,605
  Less: General and
         administrative expenses         (182,889,342)            (154,694,935)            (171,648,777)            (125,952,560)
        Financial expenses, net          (245,064,876)             (65,707,880)            (258,228,164)            (177,925,250)
                                  ----------------------    ---------------------    --------------------    ---------------------

3. Operating profit                     1,916,941,035            1,236,952,233            1,601,555,251            1,288,570,876
    Add: Investment income                 66,681,900              354,442,158               69,143,907              219,958,904
       Subsidy income                      16,933,538               16,933,538                        -                        -
       Non-operating income                 3,934,989                  908,374                3,867,849                  611,949
  Less: Non-operating expenses             (9,865,930)              (2,107,876)              (2,836,953)              (2,470,769)
                                  ----------------------    ---------------------    --------------------    ---------------------

4. Profit before taxation and
        minority interests              1,994,625,532            1,607,128,427            1,671,730,054            1,506,670,960
    Less: Income tax                     (350,770,791)            (177,020,018)            (257,306,976)            (177,705,975)
       Minority interests                (213,746,332)                       -              (85,458,093)                       -
                                  ----------------------    ---------------------    --------------------    ---------------------

5. Net profit                           1,430,108,409            1,430,108,409            1,328,964,985            1,328,964,985
                                  ======================    =====================    ====================    =====================


       Legal                             Person in charge of accounting          Person in charge of accounting
  representative:                                  function:                              department:
    Li Xiaopeng                                   Huang Jian                               Zhou Hui

HUANENG POWER INTERNATIONAL, INC.
UNAUDITED PROFIT AND LOSS ACCOUNTS (PRC GAAP)
FOR THE NINE MONTHS ENDED 30TH SEPTEMBER, 2005

                                           For the nine             For the nine            For the nine             For the nine
                                           months ended             months ended            months ended             months ended
              Item                     30th  September,         30th  September,        30th  September,         30th  September,
                                                   2005                     2005                    2004                     2004
                                           Consolidated              The Company            Consolidated              The Company
                                  ----------------------    ---------------------    --------------------    ---------------------
1. Revenues from principal
        operations                     29,125,622,148           19,432,833,149           21,420,124,536           17,853,063,409
  Less: Cost of principal
          operations                  (23,287,828,606)         (16,103,720,747)         (15,854,404,984)         (13,337,005,244)
        Tax and levies on
          principal
          operations                      (84,694,084)              (4,745,129)             (43,514,761)              (4,776,526)
                                  ----------------------    ---------------------    --------------------    ---------------------

2. Profit from principal
    operations                          5,753,099,458            3,324,367,273            5,522,204,791            4,511,281,639
  Add: Profit from other
         operations                        46,793,227               35,932,321               38,633,208               37,116,806
  Less: General and
         administrative expenses         (627,786,410)            (446,150,999)            (381,739,618)            (282,861,267)
        Financial expenses, net          (932,220,309)            (407,871,582)            (513,612,059)            (364,522,410)
                                  ----------------------    ---------------------    --------------------    ---------------------

3. Operating profit                     4,239,885,966            2,506,277,013            4,665,486,322            3,901,014,768
    Add: Investment income                165,354,074              915,170,311              149,002,379              501,609,133
       Subsidy income                      16,933,538               16,933,538                        -                        -
       Non-operating income                17,263,941               13,796,716                5,296,187                2,045,546
  Less: Non-operating expenses            (52,798,175)              (5,763,624)              (7,381,943)              (5,665,108)
                                  ----------------------    ---------------------    --------------------    ---------------------

4. Profit before taxation and
        minority interests              4,386,639,344            3,446,413,954            4,812,402,945            4,399,004,339
    Less: Income tax                     (751,231,119)            (396,017,396)            (767,510,754)            (539,074,829)
       Minority interests                (585,011,667)                       -             (184,962,681)                       -
                                  ----------------------    ---------------------    --------------------    ---------------------

5. Net profit                           3,050,396,558            3,050,396,558            3,859,929,510            3,859,929,510
                                  ======================    =====================    ====================    =====================


       Legal                             Person in charge of accounting          Person in charge of accounting
  representative:                                  function:                              department:
    Li Xiaopeng                                   Huang Jian                               Zhou Hui
